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April 15, 2024

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street NE
Washington, D.C. 20549

Attention:	Anuja A. Majmudar Irene Barberena-Meissner Mark Wojciechowski Gus Rodriguez

Re:	AltC Acquisition Corp. Amendment No. 4 to the Registration Statement on Form S-4 Filed April 2, 2024 File No. 333-274722

Ladies and Gentlemen:

On behalf of our client, AltC Acquisition Corp. (“AltC” or the “Company”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated April 11, 2024, relating to Amendment No. 4 to the Registration Statement on Form S-4 (File No. 333-274722) filed with the Commission on April 2, 2024, by AltC (together with the exhibits and annexes thereto, the “Registration Statement”). In connection with these responses, AltC is filing, electronically via EDGAR to the Commission, Amendment No. 5 to the Registration Statement on Form S-4 (“Amendment No. 5”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, Amendment No. 5 includes updates to certain other disclosures and clarifications to the information contained therein.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment No. 5. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment No. 5.

Securities and Exchange Commission April 15, 2024 Page 2

Amendment No. 4 filed April 2, 2024

Oklo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 261

1.	Comment: You disclose on page 3 that references to the “Equinix Option” are to Equinix’s option expected to be included in the Equinix SAFE, if entered into, to elect that the Equinix Prepayment Amount be used as consideration for the issuance of shares of Oklo common stock prior to the consummation of the business combination instead of as prepayment for the supply of power pursuant to the Equinix LOI. However, you disclose under “Equinix Prepayment Amount” on page 4 that the Equinix Prepayment Amount of $25.0 million is for the supply of power by Oklo pursuant to the Equinix LOI. You also disclose under Recent Developments that “In exchange for the ROFR and other rights contained in the Equinix LOI, in March 2024, Equinix paid us the Equinix Prepayment Amount. In connection with the payment amount of the Equinix Prepayment Amount, we may enter into the Equinix SAFE pursuant to which Equinix would have the right to elect to receive either (i) 436,779 shares of Oklo common stock, which, at the Closing, would be automatically surrendered and exchanged for the right to receive the per share Merger Consideration, in accordance with the trems of the Merger Agreement or (ii) the supply of power at 10% discount to the most favored nation pricing that we are required to provide Equinix.” Please address the following:

•	Clarify whether the “Equinix Option” expected to be included in the Equinix SAFE can only be used as consideration for the issuance of Oklo common stock instead of as prepayment for the supply of power pursuant to the Equinix LOI; and

•	Disclose how AltC and Oklo determined that the Equinix Prepayment Amount should be treated as Permanent Equity Financing as opposed to a liability or unearned revenue since you disclose on page 4 under “Equinix Prepayment Amount” that the $25.0 million prepayment made by Equinix to Oklo is for the supply of power by Oklo pursuant to the Equinix LOI and you disclose under Recent Developments that you could be required to supply power to Equinix at a discounted price over an extended period at Equinix’s option.

Response: The Company respectfully acknowledges the SEC’s comment and advises the Staff as follows:

•	Subsequent to filing the Registration Statement with the Commission, Equinix advised Oklo that it will not enter into the Equinix SAFE. Accordingly, the Company has removed all references to the Equinix SAFE and to the Equinix Option throughout Amendment No. 5.

•	“Permitted Equity Financing” is a defined term pursuant to the Merger Agreement. As part of an arms-length negotiation between the Company and Oklo, the parties have agreed to treat the February 2024 LOI Amount (as previously defined in the Registration Statement as the Equinix Prepayment Amount) as a Permitted Equity Financing (as defined in and solely for purposes of its treatment under the Merger Agreement). As a result of treating the February 2024 LOI Amount as a Permitted Equity Financing under the Merger Agreement, (i) the Equity Value ascribed to Oklo in the transaction is increased by $25.0 million and (ii) the amount of cash necessary to satisfy the Minimum Cash Condition is reduced by $25.0 million. The parties came to this agreement because the February 2024 LOI Amount constitutes an additional $25.0 million in cash to Oklo that was not contemplated at the time the Merger Agreement was entered into in July of 2023 and, therefore, is an additional $25 million of cash that will be available to the Company upon the consummation of the business combination. We respectfully advise the Staff that the foregoing agreed upon treatment of the February 2024 LOI Amount under the Merger Agreement is unrelated to the accounting treatment. As disclosed on page 301 of Amendment No. 5, the February 2024 LOI Amount is treated as a Right of First Refusal Liability for accounting purposes.

Securities and Exchange Commission April 15, 2024 Page 3

Exhibits

2.	Comment: We note that on February 16, 2024, you entered into a letter of intent with Equinix which includes a right of first refusal to purchase certain energy output in exchange for a $25.0 million prepayment made by Equinix. Please file the agreement as an exhibit to your registration statement, or tell us why you do not believe that it is a material agreement required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has filed a redacted copy of the Prepayment LOI as an exhibit to Amendment No. 5. In addition, the Company respectfully advises the Staff that it will provide an unredacted copy of the Prepayment LOI for the use of the Staff in evaluating the Company’s disclosure and requests that the Staff destroy these supplemental materials upon completion of its review.

[Remainder of page intentionally left blank.]

Securities and Exchange Commission April 15, 2024 Page 4

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8961 or by e-mail at matthew.gilroy@weil.com.

Sincerely yours,

/s/ Matthew Gilroy

cc:	Michael Klein, Chairman of the Board, AltC Acquisition Corp.
Sam Altman, Chief Executive Officer, AltC Acquisition Corp.
Jay Taragin, Chief Financial Officer, AltC Acquisition Corp.
Michael J. Aiello, Esq., Weil, Gotshal & Manges LLP
Barbra J. Broudy, Esq., Weil, Gotshal & Manges LLP
David Gammell, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP